UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 513th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 12, 2026

1.        DATE, TIME AND VENUE: On February 12, 2026, at 9:00 a.m., at the headquarter of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, Viva Tudo room, Cidade Monções, city of São Paulo, state of São Paulo.

2.        CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Bylaws of the Company. The members of the Board of Directors who subscribe to these minutes were present, establishing quorum under the terms of the Bylaws to install the meeting. Board member Mr. Francisco Javier de Paz Mancho was represented by the Chairman of the Board, Mr. Eduardo Navarro de Carvalho, by voting delegation. Also present, pursuant to Article 163, paragraph 3, of Law No. 6,404/76, were the members of the Fiscal Council: Mr. Stael Prata Silva Filho, Ms. Luciana Doria Wilson, and Ms. Gabriela Soares Pedercini; the Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, acting as Secretary of the Meeting; and individually designated presenters for the agenda items listed below, whose participation was limited to the discussion of the corresponding matters.

3.        PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.        AGENDA AND RESOLUTIONS: After examining and discussing the matters on the Agenda, the present members of the Board of Directors unanimously resolved as follows:

4.1.        Deliberate on the Financial Statements, accompanied by the Independent Auditors’ Report and the Annual Management Report, as well as the Results Allocation Proposal, all documents related to the fiscal year ended on December 31, 2025: Mr. David Melcon Sanchez-Friera, Chief Financial and Investor Relations Officer, presented: (i) the Financial Statements; (ii) the Annual Management Report; and (iii) the Results Allocation Proposal, all documents related to the fiscal year ended on December 31, 2024 (“Financial Statements”, “Annual Management Report” and “Results Allocation Proposal”, respectively). PricewaterhouseCoopers Auditores Independentes Ltda. (“Independent Auditors”) representative present at the meeting, Mr. Ricardo Novaes de Queiroz, presented the final

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 513th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 12, 2026

draft of the Independent Auditors’ Report on the Individual and Consolidated Financial Statements, emphasizing that the Financial Statements fairly present, in all material respects, the individual and consolidated financial position of the Company as of December 31, 2025, the individual and consolidated performance of its operations, and the respective individual and consolidated cash flows for the referenced fiscal year. He also confirmed that there were no inconsistencies identified regarding the Financial Statements. Mr. Ricardo Novaes de Queiroz further declared the independence of the Independent Auditors in relation to the Company. The attending members of the Board of Directors formally expressed their position regarding the declaration, stating that they were not aware of any facts that could affect such independence. The members of the Fiscal Council, Mr. Stael Prata Silva Filho, Ms. Gabriela Soares Pedercini, and Ms. Luciana Doria Wilson, were also present and, having previously analyzed the documents within the scope of the Fiscal Council Meeting, expressed a favorable opinion on the Financial Statements and the Annual Management Report, accompanied by the Independent Auditors’ Report, as well as on the Results Allocation Proposal, recommending submission of these documents to the Ordinary Shareholders' Meeting. After considering the matter and holding discussions, the Board of Directors, taking into account the favorable opinions of the Fiscal Council and the Audit and Control Committee, unanimously approved the Financial Statements and the Annual Management Report, accompanied by the Independent Auditors’ Report, as well as the Proposal for Allocation of Net Income, and issued its favorable recommendation for submission of the documents to the Ordinary Shareholders’ Meeting.

4.2. Deliberate on the Call Notice for the Company’s Ordinary Shareholders’ Meeting: The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, presented the proposed Call Notice for the Ordinary Shareholders’ Meeting of the Company, to be held on April 16, 2026. The Board unanimously approved the issuance of the call notice and authorized the Chairman of the Board to take all necessary measures, in compliance with applicable legal and statutory provisions.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 513th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 12, 2026

5.        CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors declared the meeting adjourned and these minutes were drawn up. São Paulo, February 12, 2026. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Francisco Javier de Paz Mancho (represented by Eduardo Navarro de Carvalho through voting delegation); Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; and Solange Sobral Targa. Fiscal Council members: Stael Prata Silva Filho; Gabriela Soares Pedercini; and Luciana Doria Wilson. Independent Auditors: Ricardo Novaes de Queiroz. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 513th Meeting of the Board of Directors of Telefônica Brasil S.A., held on February 12, 2026, drawn up in the Company’s book. This is a free English translation.

______________________________________ Breno Rodrigo Pacheco de Oliveira Meeting Secretary

OPINION OF THE BOARD OF DIRECTORS

The members of the Board of Directors of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the exercise of their legal duties and responsibilities, as provided for in Law No. 6,404 of December 15, 1976 (“Brazilian Corporations Law”), and in the Company’s Bylaws, have examined and analyzed (i) the Company’s Financial Statements and the Annual Management Report, both relating to the fiscal year ended December 31, 2025 (“2025 Financial Statements”), accompanied by the Independent Auditors’ Report, as well as (ii) Management’s Proposal for the allocation of the results for the fiscal year ended December 31, 2025 (“Results Allocation Proposal”). Considering the information provided by Telefônica Brasil’s Executive Board, by PricewaterhouseCoopers Auditores Independentes Ltda., and the favorable opinions issued by the Fiscal Council and by the Audit and Control Committee, the Board unanimously issues a favorable opinion on the 2025 Financial Statements and on the Results Allocation Proposal, and submits them for consideration at the Ordinary Shareholders’ Meeting of Telefônica Brasil, pursuant to the Brazilian Corporations Law.

São Paulo, February 12, 2026.

Eduardo Navarro de Carvalho Chairman of the Board of Directors	Andrea Capelo Pinheiro Member of the Board of Directors
Cesar Mascaraque Alonso Member of the Board of Directors	Christian Mauad Gebara Member of the Board of Directors
Cristina Presz Palmaka de Luca Member of the Board of Directors	Denise Soares dos Santos Member of the Board of Directors
Francisco Javier de Paz Mancho Member of the Board of Directors (represented by Eduardo Navarro de Carvalho through voting delegation)	Gregorio Martínez Garrido Member of the Board of Directors
Ignácio Maria Moreno Martínez Member of the Board of Directors	Jordi Gual Solé Member of the Board of Directors
Marc Xirau Trias Member of the Board of Directors	Solange Sobral Targa Member of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 20, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director